FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of July, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
Significant Accounting Policies for Preparation of Consolidated Financial Statements
Securities
Money Trusts

Information furnished on this form:

1.	[Summary Translation in English]

“YUKASHOUKEN-HOUKOKUSHO”
The Japanese Language Annual Securities Report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 27 , 2003 (All financial information was prepared in accordance with generally accepted accounting principles in Japan.)

2.	[Translation in English]

“Annual Consolidated Financial Statements, etc.”
Annual Consolidated Financial Statements for the Year Ended March 31, 2003, prepared in accordance with generally accepted accounting principles in Japan , which was filed with the Chief of the Kanto Local Finance Bureau as part of “YUKASHOUKEN-HOUKOKUSHO”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: August 15, 2003	By:	/s/ Nobutaka Hayasaki

Nobutaka Hayasaki General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1. [Summary Translation in English]

YUKASHOUKEN-HOUKOKUSHO

Annual securities report submitted to the Chief of the Kanto Local Finance Bureau of the ministry of Japan on June 27, 2003, which includes the follows:

86th Fiscal Year Annual Securities Report (From: April 1, 2002 To: March 31, 2003)

[Cover page]
PART I. [INFORMATION CONCERNING THE COMPANY]
I. [OUTLINE OF THE COMPANY]
1. [Changes in Major Business Index of the Company]
2. [Outline]
3. [Contents of Business]
4. [Description of Affiliated Companies]
5. [Description of Employees]
II. [DESCRIPTION OF BUSINESS]
1. [Outline of Business Results, etc.]
2. [Conditions of Underwriting Insurance Policy and Asset Management]
3. [Matters to be Dealt With]
4. [Material Contracts Relating to Management]
5. [Research and Development Activities]
III. [CONDITIONS OF FACILITIES]
1. [Description of Investments in Facilities]
2. [Conditions of Major Facilities]
3. [Plans for Installation and Retirement, etc., of Facilities]
IV. [DESCRIPTION OF THE FILING COMPANY]
1. [Description of Shares, etc.]
2. [Acquisition, etc. of Treasury Stock]
3. [Dividend Policy]
4. [Trends in Stock Prices]
5. [Conditions of Directors and Officers]
V. [FINANCIAL CONDITIONS]
1. [Consolidated Financial Statements, etc.]
2. [Financial Statements, etc.]
VI. [OUTLINE OF OPERATION OF SHARES OF THE FILING COMPANY]
VII. [SUPPLEMENTARY INFORMATION OF THE FILING COMPANY]
PART II. [INFORMATION CONCERNING THE GUARANTOR, ETC. OF THE FILING COMPANY]
Auditors’ Report

-End-

2. [Translation in English]

Annual Consolidated Financial Statements, etc.

(1) [Consolidated Financial Statement]

- 1 - [Consolidated Balance Sheet]

Consolidated years		For the fiscal year ended		For the fiscal year ended
		March 31, 2002		March 31, 2003
		(As of March 31, 2002)		(As of March 31, 2003)

		Amount		Amount
Accounts	No.	(Millions of yen)	Ratio (%)	(Millions of yen)	Ratio (%)

(Assets)
Cash deposits and savings		415,024	5.67	366,953	5.67
Call loans		328	0.00	5,000	0.08
Futures bought		—	—	1,999	0.03
Monetary claims bought		17,774	0.24	38,874	0.60
Money trusts		38,639	0.53	26,803	0.41
	*2
Investments in securities	*4	4,887,186	66.73	4,542,021	70.12
	*5
Loans	*3,8	764,426	10.44	727,462	11.23
Property and equipment	*1,4	309,985	4.23	325,237	5.02
Other assets	*6	367,845	5.02	402,171	6.21
Deferred tax assets		1,334	0.02	35,560	0.55
Customers’ liability under acceptance and guarantees	*7	547,388	7.47	25,519	0.39
Bad debts reserve		-26,018	-0.35	-19,977	-0.31
Reserve for loss on investments		-8	-0.00	-12	-0.00

Total Assets		7,323,905	100.00	6,477,614	100.00

(Liabilities)
Underwriting funds		4,931,667	67.34	4,992,877	77.08
Outstanding claims		(465,029)		(509,149)
Underwriting reserve		(4,466,638)		(4,483,727)
Convertible bonds		85,098	1.16	22,250	0.34
Other liabilities	*4	165,176	2.26	210,868	3.25
Reserve for annuity and retirement benefits		163,544	2.23	152,203	2.35
Accrued bonuses for employees		11,278	0.16	12,126	0.19
Reserve for loss on sales of loans		1,619	0.02	—	—
Reserve for loss on investments in real estate		1,220	0.02	1,220	0.02
Reserve under the special law		20,662	0.28	6,830	0.11
Reserve for price fluctuation		(20,662)		(6,830)
Deferred tax liabilities		121,608	1.66	7,483	0.12
Liabilities under acceptances and guarantees	*7	547,388	7.47	25,519	0.39

Total Liabilities		6,049,264	82.60	5,431,379	83.85

(Minority Shareholders’ Interest) Minority Shareholders’ Interest		4,713	0.06	4,278	0.07

(Shareholders’ Equity)
Common stock		128,476	1.75	—	—
Additional paid-in capital		81,991	1.12	—	—
Consolidated retained earnings		383,410	5.24	—	—
Unrealized gains on investments, net of tax		688,873	9.41	—	—
Translation adjustments		-1,220	-0.02	—	—

Total		1,281,531	17.50	—	—
Treasury stock		-11,603	-0.16	—	—
Total shareholders’ equity		1,269,927	17.34	—	—

Common stock	*9	—	—	128,476	1.98
Capital surplus		—	—	81,991	1.27
Retained earnings		—	—	404,279	6.24
Unrealized gains on investments, net of tax		—	—	449,101	6.93
Translation adjustments		—	—	-5,922	-0.09
Treasury stock	*10	—	—	-15,971	-0.25
Total shareholders’ equity		—	—	1,041,955	16.08

Total Liabilities, Minority Shareholders’
Interest and Shareholders’ Equity		7,323,905	100.00	6,477,614	100.00

-2- [Consolidated Statement of Income]

Consolidated years		For the fiscal year ended		For the fiscal year ended
		March 31, 2002		March 31, 2003
		(April 1, 2001 - March 31, 2002)		(April 1, 2002 - March 31, 2003)

		Amount		Amount
Accounts	No.	(Millions of yen)	Ratio (%)	(Millions of yen)	Ratio (%)

Ordinary Income and Expenses
Ordinary Income		1,439,244	100.00	1,920,379	100.00
Underwriting income		1,348,911	93.72	1,801,464	93.81
Net premiums written		935,690		1,303,946
Deposit premiums from policyholders		210,145		306,757
Investment income on deposit premiums from policyholders		52,638		65,442
Life-insurance premiums		92,099		124,516
Reversal of underwriting reserve		57,627		—
Other underwriting income		710		801
Investment income		87,056	6.05	115,418	6.01
Interest and dividends received		99,228		129,332
Investment gain on money trusts		1,357		1,375
Investment gain on trading securities		—		467
Gain on sales of securities		34,701		47,143
Gain on redemption of securities		1,467		2,014
Other investment income		2,940		526
Transfer of investment income on deposit premiums from policyholders		-52,638		-65,442
Other ordinary income		3,275	0.23	3,495	0.18

Ordinary Expense		1,388,951	96.51	1,870,821	97.42
Underwriting expenses		1,160,229	80.62	1,537,363	80.06
Net losses paid		499,810		646,557
Losses adjustment expenses	*1	46,494		59,783
Commissions and collection expenses	*1	168,999		228,342
Maturity refunds to policyholders		403,098		538,281
Dividends to policyholders		271		79
Losses paid for life-insurance		10,234		16,871
Provision for outstanding claims		30,966		28,939
Provision for underwriting reserve		—		17,503
Other underwriting expenses		353		1,005
Investment expenses		26,310	1.83	79,979	4.16
Loss on money trusts		2,718		3,851
Loss on sales of securities		4,490		17,252
Loss on valuation of securities		17,005		50,647
Loss on redemption of securities		57		23
Derivative transaction expenses		765		3,025
Provision for reserve for investment loss		—		3
Other investment expenses		1,272		5,174
Operating expenses and general and administrative expenses	*1	199,198	13.84	247,709	12.90
Other ordinary expenses		3,213	0.22	5,769	0.30
Interest paid		895		879
Loss on bad debts		7		69
Amortization of deferred assets under
Article 113 of the Insurance Business
Law		198		396
Investment loss due to equity method		—		546
Other ordinary expenses		2,112		3,877

Ordinary profit		50,292	3.49	49,557	2.58

Extraordinary Income and Losses
Extraordinary income		2,174	0.15	21,854	1.14
Gain on sales of real estate and equipment		1,092		4,425
Reversal of reserve under the special law		—		13,832
Reserve for price fluctuation		—		13,832
Other extraordinary income		1,081		3,596
Extraordinary losses	*2	29,592	2.06	16,003	0.83
Loss on sales of real estate and equipment		2,612		2,570
Provision for reserve under the special law		2,776		—
Reserve for price fluctuation		2,776		—
Other extraordinary loss	*3	24,202		13,432

Income before income taxes		22,874	1.58	55,408	2.89
Income tax and residents tax		6,376	0.44	34,846	1.81
Adjustments to income taxes		32	0.00	-12,753	-0.66
Minority interests		348	0.02	502	0.03

Net income		16,118	1.12	32,812	1.71

-3-	[Consolidated Statement of Retained Earnings]

Consolidated years		For the fiscal year ended	For the fiscal year ended
		March 31, 2002	March 31, 2003
		(April 1, 2001 - March 31 2002)	(April 1, 2002 - March 31 2003)

Accounts	No.	Amount (Millions of yen)	Amount (Millions of yen)

Balance of consolidated retained earnings at beginning of fiscal year		214,660	—
Increase in consolidated retained earnings		157,987	—
Increase in retained earnings at beginning of fiscal year related to newly consolidated subsidiaries		(62)	(—)
Increase in retained earnings due to merger		(157,924)	(—)
Decrease in consolidated retained earnings		5,355	—
Cash dividends		(5,300)	(—)
Bonuses to officers	*1	(55)	(—)
Net income		16,118	—
Balance of consolidated retained earnings at end of fiscal year		383,410	—
(Capital surplus)
Balance of capital surplus at beginning of fiscal year		—	81,991
Balance of capital surplus at beginning of fiscal year		(—)	(81,991)
Balance of capital surplus at end of fiscal year		—	81,991
(Retained Earnings)
Balance of retained earnings at beginning of fiscal year		—	383,410
Balance of consolidated retained earnings at beginning of fiscal year		(—)	(383,410)
Increase in retained earnings		—	32,812
Net income		(—)	(32,812)
Decrease in retained earnings		—	11,942
Cash dividends		(—)	(10,949)
Bonuses to officers	*1	(—)	(84)
Decrease related to accounting changes of consolidated subsidiaries		(—)	(631)
Decrease related to decrease in number of consolidated subsidiaries		(—)	(277)
Balance of retained earnings at end of the fiscal year		—	404,279

-4-	[Consolidated Statement of Cash Flows]

Consolidated years			For the fiscal year	For the fiscal year
			ended March 31, 2002	ended March 31, 2003
			(April 1, 2001 - March 31 2002)	(April 1, 2002 - March 31 2003)

Accounts		No.	Amount (Millions of yen)	Amount (Millions of yen)

I.	Cash flows from operating activities
	Income before income taxes		22,874	55,408
	Depreciation and amortization		19,100	22,549
	Amortization of consolidated adjustment accounts		—	318
	Increase in outstanding claims		30,966	28,939
	Increase in underwriting reserve		-58,393	15,633
	Increase in bad debts reserve		-4,678	-6,000
	Increase in reserve for loss on investments		-137	3
	Increase in annuity and retirement benefits		-5,073	-11,173
	Increase in accrued bonuses for employees		3,541	940
	Increase in reserve for loss on sale of loans		-1,031	-1,619
	Increase in reserve for loss on investment in real estate		-1,089	—
	Increase in reserve for price fluctuation		2,776	-13,832
	Interest and dividend received		-99,228	-129,332
	Gain or loss in connection with securities (losses (-))		-14,517	18,969
	Interest payable		895	879
	Foreign exchange gains or losses (losses)		-1,037	-1,287
	Gain or loss in connection with real estate and equipment (losses (-))		2,752	-636
	Investment gain or loss due to equity method (losses (-))		—	546
	Losses paid for life-insurance collected by real estate		—	-24,196
	Increase in other assets (excluding investment activities, financing activities, etc.)		4,277	-14,530
	Increase in other liabilities (excluding investment activities, financing activities, etc.)		-26,015	6,691
	Other		8,589	5,291

	Subtotal		-115,428	-46,438
	Interest and dividends received		101,235	137,046
	Interest paid		-1,225	-889
	Income tax paid		-4,334	-13,839

	Cash flows from operating activities		19,752	75,878
II.	Cash flows from investing activities
	Net increase in deposit at banks		3,167	16,121
	Purchases of monetary claims bought		-2,531	-6,099
	Proceeds from sales and redemption of monetary claims bought		4,218	5,692
	Purchase of money trust		-2,080	-15,200
	Proceeds from sales of money trust		7,719	32,508
	Purchases of securities		-588,284	-730,143
	Proceeds from sales and redemption of securities		481,801	664,744
	Payment for loans		-155,029	-204,441
	Collection of loans		223,984	239,115
	Others		2,551	3,147

	II -1- Subtotal		-24,481	5,446
	(I + II -1-)		(-44,234)	81,325
	Purchase of property and equipment		-13,687	-10,239
	Proceeds from sales of property and equipment		1,366	6,040
	Others		148	966

	Cash flows from investing activities		-36,654	2,213
III.	Cash flows from financing activities
	Redemption of convertible bonds		-19,854	-62,848
	Acquisition of treasury stock		-11,590	-4,368
	Cash dividends paid		-5,300	-10,949
	Cash dividends paid to minority shareholders		-75	-549
	Others		-452	-124

	Cash flows from financing activities		-37,272	-78,840
IV.	Effect of exchange rate changes on cash and cash equivalents		2,404	919

V.	Increase in cash and cash equivalents		-91,275	172
VI.	VI. Cash and cash equivalents at beginning of fiscal year		237,175	372,383
VII.	Increase in cash and cash equivalents related to newly consolidated subsidiary		593	—
VII.	Increase in cash and cash equivalents related to acquisition of business		225,889	—
IX.	Decrease in cash and cash equivalents related to exclusion of consolidation		—	-1,780

X.	Cash and cash equivalents at end of the fiscal year		372,383	370,775

Significant Accounting Policies for Preparation of Consolidated Financial Statements

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

1. Scope of Consolidation	(1) Number of major consolidated subsidiaries 26	(1) Names of major consolidated subsidiaries: 25
	Since major consolidated subsidiaries are stated in “4 Description of Affiliated Companies of Part I. Outline of the Company”, they are omitted to be stated herein.	Since major consolidated subsidiaries are stated in “4 Description of Affiliated Companies of Part I. Outline of the Company”, they are omitted to be stated herein.

	Due to the merger of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. and the incorporation of a holding company in the U.S., Mitsui Sumitomo Kirameki Life Insurance Company, Limited (former corporate name: Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.) and 11 other companies have been consolidated to the Company for the fiscal year under review. On the other hand, Mitsui Mirai Insurance Co., Ltd., which had been a consolidated subsidiary of the Company, is excluded from the consolidation for the fiscal year under review, due to the merger with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and dissolution thereafter.	MITSUI SUMITOMO INSURANCE Asset Management Company, Limited has been excluded from the consolidation for the fiscal year under review, since it merged with MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD., Sumitomo Life Investment Co., Ltd., Sumisei Global Investment Trust Management Co., Ltd. and Sakura Investment Management Co., Ltd. and dissolved thereafter.

	(2) Descriptions of unconsolidated subsidiaries	(2) Descriptions of unconsolidated subsidiaries

	Name of major unconsolidated subsidiaries:	Name of major unconsolidated subsidiaries:
	MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited	MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
	MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited	MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

(3) The Company holds 51% voting rights of Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd. However, as the said company is a company under the joint control with other joint corporation, it is not included in the category of subsidiaries.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

2. Equity Method	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the fiscal year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.
(1) Number of affiliates accounted for by the equity method:     2

Name of major affiliates:
Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd.

Mitsui Sumitomo Asset Management Company, Limited

Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd. and Mitsui Sumitomo Asset Management Company, Limited have been newly included in affiliates, they are included in the category of affiliated accounted for by the equity method.

(2) As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and retained earnings for the fiscal year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3. Accounting Periods for Consolidated Subsidiaries	Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account on December 31 for financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of March 31 are used, since the difference of the balance sheet date does not exceed three months.	Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account at December 31 for financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of March 31 are used, since the difference of the balance sheet date does not exceed three months.
	The necessary adjustments are made for significant transactions conducted during the period from January 1 to March 31 of the relevant year on a consolidated basis.	The necessary adjustments are made for the significant transactions conducted during the period from January 1 to March 31 of the relevant year on a consolidated basis.

4. Significant Accounting Policies	(1) Valuation policies and methods of securities:	(1) Valuation policies and methods of securities:
	Valuation policies and methods of securities held by the company which files the annual report (“filing company”) and domestic consolidated subsidiaries are as follows:	Valuation policies and methods of securities held by the company which files the annual report (“filing company”) and domestic consolidated subsidiaries are as follows:

-1- Securities held to maturity are valued at amortized cost.

-2- Stocks of subsidiaries and affiliates are valued at cost using the moving average method.

-3- Other securities with fair values are valued at fair value as at March 31, 2002. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using moving average method.

-1- Trading securities are valued at fair value. Cost of sales is calculated using moving average method.

-2- Securities held to maturity are valued at amortized cost.

-3- Stocks of unconsolidated subsidiaries and affiliates not accounted for by the equity method are valued at cost using the moving average method.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

-4- Other securities without fair values are valued at cost using the moving average method or amortized cost.

-5- Securities managed as a major component of trust assets in the money trust are valued at fair value.

Securities held by overseas consolidated subsidiaries are principally valued at fair value.
-4- Other securities with fair values are valued at fair value as at March 31, 2003. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using moving average method.

-5- Other securities without fair values are valued at cost using the moving average method or amortized cost.

-6- Securities managed as a major component of trust assets in the money trust are valued at fair value.

Securities held by overseas consolidated subsidiaries are principally valued at fair value.

(2) Valuation policies and methods of derivative transactions:

	Derivative financial instruments are valued at fair value. Provided, however, that derivative transactions that meet the certain criteria of transfer treatments of forward exchange transactions are accounted for under transfer treatments, and interest rate swaps that meet the certain criteria are accounted for under exceptional methods.	(2) Valuation policies and methods of derivative transactions: Same as that for the fiscal year ended March 31, 2002.
(Additional Information)
Credit derivative transactions, which were treated in substantially the same manner as guarantee liabilities until the previous consolidated fiscal year, are stated in the balance sheet at their reasonable value from the consolidated fiscal year under review, because it now became possible to calculate their reasonable value. As a result, in comparison with those prepared according to the previous method, ordinary income and income before income taxes decreased by ¥6,824 million, and customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees decreased by ¥533,126 million, respectively.

(3) Valuation policies and methods of real property and equipment:

     Depreciation of property and equipment held by the filing company and domestic consolidated companies is computed using the declining-balance methods, except for buildings (excluding fixtures) acquired after April 1, 1998, for which the straight-line method is applied.
Depreciation of property and equipment held by overseas consolidated companies is principally computed using the straight-line method.
(3) Valuation policies and methods of real property and equipment:

     Depreciation of property and equipment held by the filing company and domestic consolidated companies is computed using the declining-balance methods, except for buildings (excluding fixtures) acquired after April 1, 1998, for which the straight-line method is applied.
Properties acquired for the purpose of collection of claims paid and planned to be sold are valued at cost or market whichever is lower basis, and they have not been amortized.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

Depreciation of property and equipment held by overseas consolidated companies is principally computed using the straight-line method.

(4) Standard for significant reserve:
-1- Bad debt reserve
     The filing company and life insurance consolidated subsidiaries have established a bad debts reserve in preparation for possible losses on bad debts under the standard for self-assessment of assets and the policy for depreciation and provisions of assets.
     A reserve for bad debts for loans to debtors who are legally or formally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially bankrupt are provided for based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees.
     A bad debt reserve for loans to debtors likely to experience financial difficulties in the future is provided based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees considering comprehensively debtors’ abilities to repay the entire outstanding debts.
     For loans other than those described above, a bad debt reserve is calculated by multiplying actual historical bad debt ratios times outstanding balances.
     Reserve for loans and receivables are provided for based on assessment under the assets self-assessment standard. The assessment was performed by the departments responsible for each asset. The independent internal audit department reviews those results.
     Other domestic consolidated subsidiaries performed the assessment of assets based on a similar standard for self-assessment of the filing company. Reserve for loans and receivables are provided for based on the assessment.
	Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual debts.	(4) Standard for significant reserve: -1- Bad debt reserve Same as that for the fiscal year ended March 31, 2002.

	-2- Reserve for loss on investments: The filing company has established a reserve for loss on investments as a result of management assessment for future possible losses on investments.	-2- Reserve for loss on investments: Same as that for the fiscal year ended March 31, 2002.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

-3- Reserve for annuity and retirement benefit
     The filing company has established to provide for future retirement benefits of employees based on the estimated retirement benefit obligation and plan assets at March 31, 2002.
     Prior service costs of the filing company are amortized using the straight-line method over certain periods (4 years) within the estimated average remaining service years of employees.
     Actuarial gains and losses of the filing company are amortized from the next fiscal year using the straight-line method over certain periods (10 yearns) within the estimated average remaining service years of employees.
     Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.
-3- Reserve for annuity and retirement benefit Same as that for the fiscal year ended March 31, 2002.

	-4- Accrued bonuses for employees The filing company and consolidated subsidiaries provide for accrued bonuses for employees based on estimated amounts to be paid at March 31, 2002.	-4- Accrued bonuses for employees Same as that for the fiscal year ended March 31, 2002.

-5- The reserve for loss on sale of loans
The filing company provides for an estimated amounts of loss on sale of loans at March 31, 2002 in preparation for possible loss that might be incurred in the future due to a drop in the collateral value of loans sold to Cooperative Credit Purchasing Company, Ltd.

-6- Reserve for loss on investment in real estate
	The filing company provides for reserve for loss on investments in real estate based on the estimated amounts at March 31, 2002 for future possible losses relating to future real estate transactions.	-5- Reserve for loss on investment in real estate Same as that for the fiscal year ended March 31, 2002.

-7- Reserve for price fluctuation
	The filing company and consolidated life-insurance subsidiaries provide for reserve for price fluctuation which is recognized under Article 115 of the Insurance Business Law for possible losses arising from price fluctuations of investment securities.	-6- Reserve for price fluctuation Same as that for the fiscal year ended March 31, 2002.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

	(5) Translation standards for significant assets and liabilities denominated in foreign currencies:	(5) Translation standards for significant assets and liabilities denominated in foreign currencies:
	Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange at March 31, 2002. Unrealized translation gain or loss is stated as income or loss.	Same as that for the fiscal year ended March 31, 2002.
Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange at March 31, 2002, and income and expenses are translated into Japanese yen at the average rates of exchanges during the fiscal year. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6) Accounting for consumption taxes:
	Consumption taxes are principally accounted for under the “Zei Nuki” (tax exclusive) method by the filing company and consolidated domestic subsidiaries except those relating to loss adjustment expenses and operating and general and administrative expenses of the filing company, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption tax relating to assets is included in other assets and amortized in equal installments over a period of five years.	(6) Accounting for consumption taxes: Same as that for the fiscal year ended March 31, 2002.

(7) Accounting for significant finance leases:
	Finance leases of the filing company and domestic consolidated subsidiaries, except for those in which ownership is considered transferred to the lessee, are accounted for as operating leases similar to the rental of property.	(7) Accounting for significant leases: Same as that for the fiscal year ended March 31, 2002.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

(8) Accounting for hedge accounting:
     The filing company adopts deferral hedge accounting method for stock price option contracts for hedging purposes arising from fluctuations in stock prices relating to holding stocks. In addition, interest rate swap contracts for hedging risks, arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates, are accounted for using the deferral hedge accounting method or the exceptional method.
Hedging effectiveness is assessed semi-annually by comparing cumulative fluctuations of the prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.
(8) Accounting for hedge accounting:
     The filing company adopts the deferral hedge accounting method for stock price option contracts for hedging purposes arising from fluctuations in stock prices relating to holding stocks and currency swap contracts for hedging purposes arising from cash flow fluctuations of foreign-denominated bonds due to fluctuations in foreign exchanges. Interest rate swap contracts for hedging risks, arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates, are accounted for using the deferral hedge accounting method or the exceptional method.
Hedging effectiveness is assessed semi-annually by comparing cumulative fluctuations of the prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.

	(9) Accounting for deferred assets under Article 113 of the Insurance Business Law:	(9) Accounting for deferred assets under Article 113 of the Insurance Business Law:
	The amount of amortization of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.	Same as that for the fiscal year ended March 31, 2002.

(10) Accounting for treasury stock and reduction of statutory reserves:
     As a result of the application of the “Accounting Standards regarding Treasury Stock and Reduction of Statutory Reserves (Corporate Accounting Standard No. 1)” for the fiscal year commencing on or after April 1, 2002, the Company has applied the said accounting to the fiscal year under review. No impact is recognized on income and losses for the fiscal year under review due to the application of such accounting.
In addition, due to amendments to the Rules for Consolidated Financial Statements, the presentation of shareholders’ equity of the accompanying consolidated balance sheet and the statement of consolidated retained earnings for the fiscal year under review have been prepared in accordance with the Rules for Consolidated Financial Statements as amended.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

(11) Per share data:
As a result of the application of the “Accounting Standards regarding Current Net Income Per Share (Corporate Accounting Standards No. 2)” and “Guideline for Application of Accounting Standards Regarding Current Net Income Per Share (Guideline for Application of Corporate Accounting Standards No. 4)” for the consolidated financial statements for the fiscal year commencing on or after April 1, 2002, the financial statements of the filing company have been prepared in accordance with such accounting and guideline for the fiscal year under review.
Any impact arising from the application of the above accounting standard is stated in the “notes to per share data”.

(12) Accounting for premiums:
Mitsui Sumitomo Reinsurance Limited has changed the accounting for premiums from the accrual basis to the statement arrival basis for the fiscal year under review.
This change was made due to the difficulty in independently estimating premiums, as underwriting of reinsurance policies by Mitsui Sumitomo Reinsurance Limited, a reinsurance company, has increased and based on the judgment that the condition of the said company will be properly presented by stating premiums at the time of arrival of statements indicating an amount of premiums, etc.
As a result, net premiums written increased by ¥357 million, ordinary profit and income before income taxes increased by ¥42 million, respectively, in comparison with those prepared according to the previous accounting method.
Any impact on the segment information due to the accounting changes is stated in the relevant part of the segment information.
In addition, accounting changes in the local accounting standards are retroactively applied to previous years, a decrease in retained earnings at the end of fiscal year arising from such changes are presented as the decrease due to accounting changes in consolidated subsidiary in the consolidated statement of retained earnings.
Such changes were made due to the determination of necessary information required for the change into the statement arrival basis during the latter semiannual period and accordingly the former accounting method has been applied for the semiannual period ended September 30, 2002.

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
Items	(April 1, 2001 – March 31, 2002)	(April 1, 2002 – March 31, 2003)

As a result, net premiums written increased by ¥222 million, ordinary profit and income before income taxes for the semiannual period ended September 30, 2003 decreased by ¥336 million, respectively in comparison with those prepared according to the new accounting method.

5. Matters relating to assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are valued in the entirely at fair value.	Same as that for the fiscal year ended March 31, 2002.

6. Matters relating to amortization of adjustments to consolidated account	Adjustments to consolidated account is entirely amortized during the fiscal year that such adjustments have occurred.	Same as that for the fiscal year ended March 31, 2002.

7. Matters relating to appropriation of retained earnings	Consolidated statement of retained earnings is prepared based on the appropriation of retained earnings and losses determined during the consolidated fiscal year.	Same as that for the fiscal year ended March 31, 2002.

8. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows	Cash and cash equivalents consist of cash on hand, deposits in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.	Same as that for the fiscal year ended March 31, 2002.

Notes
(Consolidated Balance Sheet)

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

*1. Accumulated depreciation of property and equipment amounted to ¥270,573 million and deferred profit on sales of other properties amounted to ¥23,732 million.	*1. Accumulated depreciation of property and equipment amounted to ¥284,932 million and deferred profit on sales of other properties amounted to ¥22,822 million.

*2. Stocks of non-consolidated subsidiaries and affiliates are as follows:	*2. Stocks of non-consolidated subsidiaries and affiliates are as follows:

Securities (stock):	¥3,090 million	Securities (stock):	¥8,641 million
Securities (foreign securities):	¥8,555 million	Securities (foreign securities):	¥8,184 million
Securities (other securities):	¥3,782 million	Securities (other securities):	¥7,209 million

*3.	*3.
(1) Loans to financially impaired parties and overdue loans amounted to ¥5,501 million and ¥14,743 million, respectively.	(1) Loans to financially impaired parties and overdue loans amounted to ¥78 million and ¥9,561 million, respectively.

Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as not collectible (excluding the portion of loans that were written off) and which meet the conditions provided in Article 96, section 1-3, 4 of the Corporation Tax Enforcement Order (1965 Government Ordinance No. 97).	Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as not collectible (excluding the portion of loans that were written off) and which meet the conditions provided in Article 96, section 1-3, 4 of the Corporation Tax Enforcement Order (1965 Government Ordinance No. 97).

Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty and excludes loans to financially impaired parties.	Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty and excludes loans to financially impaired parties.

(2) Overdue loans not less than 3 months amounted to ¥742 million.	(2) Overdue loans not less than 3 months amounted to ¥692 million.

Overdue loans not less than 3 months represent loans for which principal or interest was not less than 3 months past after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.	Overdue loans not less than 3 months represent loans for which principal or interest was not less than 3 months past after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.

(3) Restructured loans amounted to ¥12,915 million.	(3) Restructured loans amounted to ¥21,866 million.

Restructured loans have favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue not less than 3 months are excluded.	Restructured loans have favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue not less than 3 months are excluded.

(4) Loans to financially impaired parties, overdue loans, overdue loans not less than 3 months, and restructured loans amounted to ¥33,903 million.	(4) Loans to financially impaired parties, overdue loans, overdue loans not less than 3 months, and restructured loans amounted to ¥32,199 million.

*4. Collateralized securities amounted to ¥8,116 million. They included collateral deposits in the amount of ¥125 million stated as other liabilities and deposited assets for overseas operation, etc.	*4. Collateralized securities amounted to ¥25,286 million, collateralized property and equipment amounted to ¥14,168 million. They include collateral for borrowings of special purpose companies, etc. in the amount of ¥9,104 million and deposited assets for overseas operation, etc.

*5. Securities include those which were loaned under loan agreements for consumption in the aggregate amount of ¥76,882 million.	*5. Securities include those which were loaned under loan agreements for consumption in the aggregate amount of ¥63,323 million.

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

*6. Other assets include deferred assets of ¥1,587 million under Article 113 of the Insurance Business Law.	*6. Other assets include deferred assets of ¥1,190 million under Article 113 of the Insurance Business Law.

*7 The Company has extended a guarantee for execution of transactions made by limited partnership. The total of present value of such transactions at March 31, 2003 amounted to - ¥215,688 million, though such amount was not reckoned as customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees since there is no substantial guaranteed amount taking account of collaterals, etc.

*8 The outstanding balance of loans not extended concerning a loan commitment agreement is ¥1,903 million.

*9 The aggregate number of shares issued and outstanding of the filing company is 1,479,894,005 shares of common stock.

*10 Treasury stock held by the consolidated companies amounted to 28,301,836 shares of common stock.

(Consolidated Statement of Income)

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 March 31, 2002)	(April 1, 2002 March 31, 2003)

*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:

Agent commission, etc:	¥174,651 million	Agent commission, etc:	¥230,695 million
Salaries:	¥92,068 million	Salaries:	¥118,964 million
Amortization of adjustments:
		to consolidated accounts:	¥327 million

Operating expenses are the aggregated amount of loss adjustment expenses, operating expenses and general and administrative expenses, and commissions and collection expenses in the accompanying consolidated statement of income.	Operating expenses are the aggregated amount of loss adjustment expenses, operating expenses and general and administrative expenses, and commissions and collection expenses in the accompanying consolidated statement of income.

*2. Other extraordinary income represents reversal of bad debts reserve of ¥1,030 million, the reversal of reserve for investment loss of ¥14 million and the reversal of reserve for loss on sales of loans of ¥36 million.	*2. Other extraordinary income represents reversal of bad debts reserve.

3. Other extraordinary loss represent miscellaneous merger expenses of ¥24,070 million and the valuation losses of land and buildings due to significant declines in fair values of ¥132 million.	3. Other extraordinary losses represent miscellaneous merger expenses of ¥7,726 million, extra retirement pay due to the outplacement support system of ¥4,491 million, the valuation losses of land and buildings due to significant declines in fair values of ¥1,215 million.

(Consolidated Statement of Retained Earnings)

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 March 31, 2002)	(April 1, 2002 March 31, 2003)

*1. Officers’ bonuses are for Directors only.	*1. Officers’ bonuses are for Directors only.

(Consolidated Cash Flows)

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 March 31, 2002)	(April 1, 2002 March 31, 2003)

1. Cash and cash equivalents as of March 31, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of March 31, 2003 were reconciled to the amounts reported in the consolidated balance sheet as follows:

(As of March 31, 2002)			(As of March 31, 2003)
Cash deposits and savings:		¥415,024 million	Cash deposits and savings:		¥366,953 million
Call loans		¥328 million	Call loans		¥5,000 million
			Futures bought:		¥1,999 million
Monetary claims bought:		¥17,774 million	Monetary claims bought:		¥38,874 million
			Money trusts:		¥26,803 million
Time deposits with maturities			Time deposits with maturities
of over 3 months:	–¥	57,719 million	of over 3 months:	–¥	40,754 million
Monetary claims bought other			Monetary claims bought other than
than cash equivalents:	–¥	3,452 million	cash equivalents:	–¥	3,810 million
Securities included in cash			Money trusts other than
equivalents:		¥427 million	cash equivalents:		¥24,291 million

Cash and cash equivalents:		¥372,383 million	Cash and cash equivalents:		¥370,775 million

2. Important non-fund transactions:	2. Important non-fund transactions:
(1) The Company succeeded the following assets and liabilities of The Sumitomo Marine & Fire Insurance Co., Ltd., with which the filing company merged. Capital stock and additional paid-in capital of the filing company which increased due to the merger are ¥60,020 million and ¥35,549 million, respectively.	(1) Properties acquired for the purpose of collection of claims paid and planned to be sold amounted to ¥33,339 million.

Assets:	¥2,984,732 million
(Securities:	¥1,846,423 million)
Liabilities:	¥2,723,405 million
(Underwriting funds:	¥2,402,008 million)

(2) The amount of assets and liabilities for finance leases, which are newly stated in the accompanying balance sheet for the fiscal year under review are ¥682 million, respectively.	(2) The amount of assets and liabilities for finance leases, which are newly stated in the accompanying balance sheet for the fiscal year under review are ¥684 million, respectively.

3. Cash flows from investing activities include cash flows arising from asset management business for insurance business.	3. Same as that for the fiscal year ended March 31, 2002.

(Lease Transactions)

For the fiscal year ended March 31, 2002
(April 1, 2001 – March 31, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee.

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:

(Millions of yen)

Acquisition costs
Accumulated depreciation
Net book value

Equipment
3,079
2,361
718

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥475 million
Due after one year	¥243 million

Total	¥718 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥1,079 million
Depreciation	¥1,079 million

(4)	Method of calculation of depreciation

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

For the fiscal year ended March 31, 2003
(April 1, 2002 – March 31, 2003)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee.

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2003 were as follows:

(Millions of yen)

Acquisition costs
Accumulated depreciation
Net book value

Equipment
1,405
1,162
243

Same as that for the fiscal year ended March 31, 2002.

(2)	Future minimum lease payments outstanding as of March 31, 2003 are summarized as follows:

Due in one year or less	¥196 million
Due after one year	¥ 46 million

Total	¥243 million

Same as that for the fiscal year ended March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥473 million
Depreciation	¥473 million

(4)	Method of calculation of depreciation

Same as that for the fiscal year ended March 31, 2002.

For the fiscal year ended March 31, 2002
(April 1, 2001 – March 31, 2002)

2.	Operating lease transaction

Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥382 million
Due after one year	¥480 million

Total	¥862 million

For the fiscal year ended March 31, 2003
(April 1, 2002 – March 31, 2003)

2.	Operating lease transaction

Future minimum lease payments for operating leases outstanding as of March 31, 2003 are summarized as follows:

Due in one year or less	¥707 million
Due after one year	¥707 million

Total	¥1,415 million

(Securities)

Securities

1.	Trading securities:
Not applicable.

2.	Securities held to maturity with fair value:

(Millions of yen)

		For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
		(As of March 31, 2002)			(As of March 31, 2003)
Types of securities
		Consolidated		Unrecognized	Consolidated		Unrecognized
		carrying value	Fair value	gain or loss	carrying value	Fair value	gain or loss

Securities, of which fair value is more than consolidated carrying value	Bonds and debentures	50	50	0	—	—	–
	Foreign securities	2,937	3,537	600	2,027	2,097	70
	Other	—	—	—	—	—	–

	Subtotal	2,987	3,587	600	2,027	2,097	70

Securities, of which fair value is not more than consolidated carrying value	Bonds and debentures	292	292	—	—	—	—
	Foreign securities	3,068	3,068	-0	1,005	1,005	—
	Other	—	—	—	—	—	—

	Subtotal	3,361	3,361	-0	1,005	1,005	—

Total		6,348	6,948	600	3,033	3,103	70

3.	Other securities with fair value:

(Millions of yen)

		For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
		(As of March 31, 2002)			(As of March 31, 2003)
Types of securities
		Acquisition	Consolidated	Unrecognized	Acquisition	Consolidated	Unrecognized
		costs	carrying value	gain or loss	costs	carrying value	gain or loss

Securities, of which consolidated carrying value is more than acquisition costs	Bonds and debentures	1,755,255	1,824,720	69,465	2,062,826	2,170,515	107,688
	Stock	813,385	1,741,126	927,740	677,682	1,211,915	534,233
	Foreign securities	629,372	729,930	100,558	606,738	707,174	100,436
	Other	18,383	19,512	1,128	39,255	40,123	867

	Subtotal	3,216,397	4,315,290	1,098,892	3,386,503	4,129,729	743,226

Securities, of which consolidated carrying value is not more than acquisition costs	Bonds and debentures	246,301	242,261	-4,040	27,765	27,320	-445
	Stock	120,796	101,894	-18,902	177,676	144,887	-32,788
	Foreign securities	109,603	106,052	-3,551	124,190	114,994	-9,196
	Other	9,867	9,061	-806	25,459	23,797	-1,662

	Subtotal	486,569	459,268	-27,300	355,091	310,999	-44,092

Total		3,702,966	4,774,559	1,071,592	3,741,594	4,440,728	699,133

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

     The filing company recognized impairment losses of ¥15,522 million for other securities with fair values.

     With respect to the filing company and its domestic consolidated subsidiaries, impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

     The filing company recognized impairment losses of ¥48,571 million for other securities with fair values.

     With respect to the filing company and its domestic consolidated subsidiaries, impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.

4.	Other securities sold during the fiscal year ended March 31, 2003:

(Millions of yen)

	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
Types of securities	(April 1, 2001 - March 31, 2002)			(April 1, 2002 - March 31, 2003)

		Total gain	Total loss		Total gain	Total loss
	Sales price	on sales	on sales	Sales price	on sales	on sales

Other securities	299,461	34,701	4,587	435,740	47,143	17,252

For the fiscal year ended March 31, 2002
(April 1, 2001 – March 31, 2002)

     The loss on sales stated in the above table is represented as “loss on sales of securities” after setting-off the reversal of reserve for loss on investment amounting to ¥97 million.

For the fiscal year ended March 31, 2003
(April 1, 2002 – March 31, 2003)

5.	Information on securities which are not value at fair value and carrying value in the consolidated balance sheet:

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

(1)	Securities held to maturity

Foreign securities:	¥362 million
Other:	¥47,953 million

(Note)
Transferable deposits which are included in cash on hand and deposits in banks, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥4,944 million
Stock:	¥42,614 million
Foreign securities:	¥38,841 million
Other:	¥5,062 million

(Note) “Others” include beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the consolidated balance sheet.

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

(1)	Securities held to maturity

Foreign securities:	¥306 million
Other:	¥83,152 million

(Note)
Transferable deposits which are included in cash on hand and deposits in banks, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥5,535 million
Stock:	¥41,251 million
Foreign securities:	¥24,079 million
Other:	¥6,086 million

(Note) “Others” include beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the consolidated balance sheet.

6.	Securities of which purpose has been changed:

For the fiscal year ended March 31, 2002

     Securities held to maturity (consolidated carrying value was ¥29,574 million) were changed and re-classified as other securities. This was due to the fact that a surviving company received the securities held to maturity as other securities of the merged company in accordance with its operation policy, upon the merger of life-insurance consolidated companies. As a result, securities increased by ¥1,271 million and unrealized gains on investments, net of tax increased by ¥811 million, respectively.

For the fiscal year ended March 31, 2003

7.	Redemption amounts of securities with maturity and securities held to maturity, which are classified as “Other securities”:

(Millions of yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
Types of securities	(As of March 31, 2002)				(As of March 31, 2003)

		Due after	Due after			Due after	Due after
		one year	five years			one year	five years
	Due in one	and in five	and in ten	Due after	Due in one	and in five	and in ten	Due after
	year or less	years or less	years or less	ten years	year or less	years or less	years or less	ten years

National government bonds	11,329	56,624	133,751	26,204	9,333	54,974	249,820	20,733
Municipal bonds	40,995	392,875	104,711	2,821	62,341	316,096	93,282	1,677
Corporate bonds	135,302	596,492	505,298	65,847	131,582	606,426	579,418	77,711
Foreign securities	58,134	373,066	206,828	56,454	41,329	375,329	223,985	48,040
Other securities	47,995	456	453	1,277	83,156	276	159	1,152

Total	293,757	1,419,514	951,043	152,605	327,744	1,353,105	1,146,666	149,314

(Note)	Transferable deposits which are accounted for as cash on hand and deposits in banks and commercial paper which is accounted for as monetary claims bought on the consolidated balance sheet are included in “Other securities”

(Money trusts)

Money Trusts

1.	Money trusts intended for investment:

(Millions of yen)

	For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
Type	(As of March 31, 2002)		(As of March 31, 2003)

		Unrealized gain		Unrealized gain
	Consolidated	(loss) included in	Consolidated	(loss) included in
	carrying value	Income and Loss	carrying value	Income and Loss

Money trusts	37,615	-4,549	24,291	-925

2.	Money trusts held to maturity: Not applicable.

3.	Money trusts other than those are intended for investment and held to maturity:

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

There are no monetary trusts to be solely invested which are valued by the fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.	There are no monetary trusts to be solely invested which are valued by the fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥2,512 million.

(Derivative transactions)

1.	Matters relating to transactions:

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

1. Policy for transactions and purpose of utilizing derivative transactions:

The Company is utilizing derivative transactions to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.

In addition to hedging purposes, the Company is utilizing derivative transactions to conservatively obtain investment income within the extent of a certain volume of transactions.

2. Contents of transaction:

Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, bond and equity futures, stock option contracts and stock price index futures.

In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity over-the-counter option contracts, stock price index option contracts and weather derivative contracts, etc.

3. Risks of transactions:

Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the default of contracts due to bankruptcy, etc. of counterparty (credit risks).

Weather derivative contracts include risks arising from fluctuation of the events on which respective derivatives are based.

Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.

However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of assets in kind and that of derivative transactions are reversed.

The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.

In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.

4. Risk management system for transactions:

The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations.

The Company completely divides the division in charge of execution of derivative transactions, and the division in charge of back-office business; and derivative transactions are checked daily by both divisions, mutually.

The management supervision division checks positions (balance, unrealized profits and losses, etc.) of all derivative transactions and reports such state to the Executive Committee of the Company monthly.	1. Policy for transactions and purpose of utilizing derivative transactions:

The Company is utilizing derivative transactions mainly to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.

In addition to hedging purposes, the Company is utilizing derivative transactions, taking into account the risk of contracts, to conservatively obtain investment income.

2. Contents of transaction:

Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, currency swap contracts, interest rate swap contracts, bond and equity over-the-counter option contracts, stock price index futures and stock price index option contracts.

In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity futures option contracts, stock price index option contracts, credit derivative contracts and weather derivative contracts, etc.

3. Risks of transactions:

Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to fluctuation of the occurrence of events which derivative transactions have been based on. In addition, risks for the default of contracts due to bankruptcy, etc. of counterparty (credit risks) is included.

Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.

However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of cash assets and that of derivative transactions are reversed.

The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.

In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.

4. Risk management system for transactions:

Same as that for the fiscal year ended March 31, 2002.

2.	Matters relating to fair value, etc. of transactions: Contract Amount, Fair Value and Unrealized Gain(Loss) of Derivative Transactions

             The contract amounts, etc. for derivative contracts are generally based on the nominal contract amounts or the estimated calculated amount of the principals. Therefore, such amounts do not always represent market risks and credit risks, etc.

             With respect to option contracts stated in each list below, option premiums are represented in the parentheses of lower column of the “contract amounts”.

(1)  Currency

(Millions of Yen)

		For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
		(As of March 31, 2002)			(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
				/(Loss)				/(Loss)
Types of contracts	Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

		1 year or more				1 year or more

Transactions other than market transactions
Forward foreign exchange contracts:
Short:
US$	24,457	—	24,991	- 533	—	—	—	—
Euro	7,391	—	7,475	- 83	—	—	—	—
Sell:
US$	2,827	—	2,830	2	—	—	—	—
Euro	4,174	—	4,179	4	—	—	—	—
Currency option contracts:
Short:
Call options US$	675	—	0	0	—	—	—	—
	(1)	(—)			(—)	(—)	—
Put options US$	2,346	—	0	0	—	—
	(1)	(—)			(—)	(—)
Sell:
Call options US$	1,838	—	159	109	—	—	—	—
	(50)	(—)			(—)	(—)		—
Put options US$	1,173	—	0	- 52	—	—	—	—
	(52)	(—)			(—)	(—)

Total	44,883	—	39,637	- 551	—	—	—	—

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	Calculation method of fair values:	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency and the transactions to which hedge accounting has been applied are excluded from the above table.

(1)	Forward foreign exchange contracts:
Fair values are estimated based on the market prices of the future market.

(2)	Currency option transactions:
Fair values are estimated based on the internally established models, etc. for calculation of option values.

2.	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency are excluded from the above table.

(2)	Interest rate

(Millions of Yen)
	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(As of March 31, 2002)				(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
				/(Loss)				/(Loss)
Types of contracts	Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

		1 year or more				1 year or more

Transactions other than market transactions
Interest rate swap contracts:
Receivable fixed rate, payable floating rate:	27,356	25,946	1,666	1,666	27,204	25,704	1,928	1,928
Payable fixed rate, receivable floating rate:	20,810	20,400	- 1,342	- 1,342	19,870	18,870	- 1,643	- 1,643
Receivable floating rate, payable fixed rate:	6,000	6,000	- 14	- 14	4,000	4,000	- 63	- 63
Interest rate option contracts:
Cap
Short:
Call:	8,910	8,700	69	156	9,500	9,300	26	202
	(225)	(224)			(228)	(226)
Sell:
Call:	3,000	3,000	73	- 123	3,500	3,500	25	- 173
	(196)	(196)	—		(198)	(198)

Total	66,076	64,046	451	342	64,074	61,374	273	251

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

1. Calculation method of fair values:	1. Calculation method of fair values:

(1) Interest rate swap transactions:	Same as that for the fiscal year ended March 31, 2002.

Fair values are estimated by discounted values of future cash flows estimated based on the interest rate as of the balance sheet date.

(2) Interest rate option transactions:

Fair values are estimated based on internally established models, etc. for calculation of option values.

2. The transactions to which hedge accounting has been applied are excluded from the above table.	2. Same as that for the fiscal year ended March 31, 2002.

(3) Stock

(Millions of Yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(As of March 31, 2002)				(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
				/(Loss)				/(Loss)
	Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Types of contracts

	1 year or more				1 year or more

Market transactions Stock price index futures:
Short:	1,158	—	1,110	48	—	—	—	—
Stock price index option contracts:
Short
Call:	3,050	—	7	44	—	—	—	—
	(51)	(—)			(—)	(—)
Sell
Put:	2,700	—	42	-2	—	—	—	—
	(45)	(—)	—		(—)	(—)

Total	6,908	—	1,159	90	—	—	—	—

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

Calculation method of fair values:	Contracts to which hedge accounting has been applied are excluded from the above table.

Fair values are estimated based on the closing market prices at the major markets.

(4)	Bond and equity

(Millions of Yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
				/(Loss)				/(Loss)
	Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Types of contracts		1 year or more				1 year or more

Transactions other than market transactions
Bond and equity over-the-counter option contracts:
Short:
Put	7,392	—	1	16	2,953	—	—	7
	(18)	(—)			(7)	(—)

Total	7,392	—	1	16	2,953	—	—	7

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

Calculation method of fair values:	Calculation method of fair values:
Fair values are estimated based on the internally established models, etc. for calculation of option values.	Same as that for the fiscal year ended March 31, 2002.

(5)	Credit

(Millions of Yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(As of March 31, 2002)				(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
				/(Loss)				/(Loss)
	Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Types of contracts		1 year or more				1 year or more

Transactions other than market transactions
Credit derivative contracts:
Short:	—	—	—	—	561,964	549,752	-7,391	-7,391
Sell:	—	—	—	—	22,838	22,838	60	60

Total	—	—	—	—	584,802	572,590	-7,330	-7,330

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

	1.	Calculation method of fair values:
Fair values are estimated based on major components such as prices and duration of contracts, etc. of transaction objects. Fair values of some contracts are partially estimated based on the quoted prices from the financial institutions with which the filing company has transactions.

	2.	“Short” is the underwriting contract for credit risks and “Sell” is the delivery contract for credit risks.

(6)	Others

(Millions of Yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(As of March 31, 2002)				(As of March 31, 2003)

				Unrealized Gain				Unrealized Gain
Types of contracts	Contract Amount		Fair Value	/(Loss)	Contract Amount		Fair Value	/(Loss)

		1 year				1 year
		or more				or more

Transactions other than market transactions
Weather derivative contracts:
Cap
Short:	8	0	15	8	16	—	20	4
	(24)	(0)			(24)	(—)
Sell:	5	—	14	-2	0	—	1	0
	(16)	(—)			(0)	(—)
Floor
Short:	0	—	0	0	—	—	—	—
	(1)	(—)			(—)	(—)
Sell:	0	—	0	-0	—	—	—	—
	(0)	(—)			(—)	(—)
Color
Short:	—	—	—	—	0	—	0	—
	(—)	(—)			(0)	(—)
Swap	—	—	—	—	0	—	—	—
Underwriting contracts for comprehensive risks:	—	—	614	614	—	—	70	70
Natural disaster derivative contracts:
Cap
Short:	190	60	2	5	280	160	9	4
	(7)	(2)			(14)	(9)
Economic index derivative contracts:
Floor
Short:	0	—	7	14	0	0	3	—
	(21)	(—)			(3)	(3)

Total	205	60	654	640	297	160	105	80

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

Calculation method of fair values:	Calculation method of fair values:
Fair values are estimated based on the internally established models, etc. for calculation of option values.	Fair values are estimated based on the internally established models, etc. for calculation of option values.
With respect to underwriting contracts for comprehensive risks, fair values are estimated based on the quotes from business partners.

(Annuity and Retirement Benefit)

For the fiscal year ended March 31, 2002

1.	Outline of the retirement benefit plans adopted by the filing company is as follows:

The filing company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the filing company has established the retirement allowance scheme, welfare pension fund scheme and tax-qualified plans as the defined benefit plan for employees.
The filing company has abolished contributory and non-contributory pension plans due to the merger and has newly adopted the tax-qualified plans.

2.	Matters relating to retirement benefit obligations (as of March 31, 2002):

(Millions of Yen)

(a) Projected retirement benefit obligations	- 318,187

(b) Plan assets	147,000

(c) Unfunded obligations

(a) + (b)	- 171,187

(d) Unrecognized actuarial losses	26,694

(e) Unrecognized prior service costs	- 19,052

(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	- 163,544

(g) Prepaid pension cost	–

(h) Reserve for annuity and retirement benefits (f)+(g)	- 163,544

(Notes)

1.	Any substituted portion of welfare pension fund is included in the above figures.

2.	Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3.	Matters relating to costs for retirement benefits (From April 1, 2001 to March 31, 2002):

(Millions of Yen)

(a) Service costs Note 1	11,094

(b) Interest cost	6,759

(c) Expected return on plan assets	- 4,413

(d) Amortization of actuarial losses	976

(e) Amortization of prior service costs	- 1,843

(f) Costs for retirement benefits (a)+(b)+(c)+(d)+(e)	12,574

(Notes)

1.	The amount contributed by employees for welfare pension fund is excluded.

2.	Costs for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the “(a) service costs”.

4.	Matters relating to the calculation basis for retirement benefit obligations:

(a) Attribution of retirement benefit obligations:	Straight-line method

(b) Discount rates:	2.50%

(c) Expected rate of return on plan assets:	4.07%

(d) Amortization period of prior service costs:	4 years

(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)

(e) Amortization period of actuarial losses:	10 years

(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

For the fiscal year ended March 31, 2003

1.	Outline of the retirement benefit plans adopted by the filing company is as follows:

The filing company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the filing company has established the retirement allowance scheme, welfare pension fund scheme and tax-qualified plans as the defined benefit plan for employees.

2.	Matters relating to retirement benefit obligations (as of March 31, 2003):

(Millions of Yen)

(a) Projected retirement benefit obligations	- 358,372

(b) Plan assets	146,966

(c) Unfunded obligations (a) + (b)	- 211,405

(d) Unrecognized actuarial losses	73,029

(e) Unrecognized prior service costs	- 13,828

(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	- 152,203

(g) Prepaid pension cost	–

(h) Reserve for annuity and retirement benefits (f)+(g)	- 152,203

(Notes)

1.	Any substituted portion of welfare pension fund is included in the above figures.

2.	Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3.	Matters relating to costs for retirement benefits (From April 1, 2002 to March 31, 2003):

(Millions of Yen)

(a) Service costs Note	112,637

(b) Interest cost	7,943

(c) Expected return on plan assets	- 4,410

(d) Amortization of actuarial losses	2,767

(e) Amortization of prior service costs	- 5,223

(f) Costs for retirement benefits (a)+(b)+(c)+(d)+(e)	13,714

(Notes)

1.	The amount contributed by employees for welfare pension fund is excluded.

2.	Costs for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the “(a) service costs”.

3.	Other extraordinary losses include extra retirement pay due to the outplacement support system of 4,491 million.

4.	Matters relating to the calculation basis for retirement benefit obligations:

(a) Attribution of retirement benefit obligations:	Straight-line method

(b) Discount rates:	2.00%

(c) Expected rate of return on plan assets:	3.00%

(d) Amortization period of prior service costs:	4 years

(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)

(e) Amortization period of actuarial losses:	10 years

(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

(Tax Effect Accounting)

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

1.	Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

(Millions of Yen)

Deferred tax assets

Securities:	24,234

Land, etc:	11,402

Bad debts reserve	7,290

Underwriting reserves:	143,634

Reserve for annuity and retirement benefits:	53,306

Reserve for price fluctuation:	7,459

Software costs:	14,510

Other:	18,541

Subtotal deferred tax assets	280,379

Valuation reserve:	- 9,812

Total deferred tax assets	270,567

Deferred tax liabilities Deferred assets under Article 113

of the Insurance Business Law:	- 573

Unrealized gains on investments, net of tax:	- 389,101

Other:	- 1,166

Total deferred tax liabilities	- 390,841

Deferred tax liabilities — net	- 120,273

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1

(Adjustments)
Non-taxable income including dividends received	- 16.2

Non-deductible expenses including entertainment expenses	4.3

Increase in valuation reserve	4.2

Other	- 0.4

Effective tax rate	28.0

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

1.	Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

(Millions of Yen)

Deferred tax assets

Securities:	37,487

Land, etc:	12,662

Bad debts reserve	6,041

Underwriting reserves:	146,177

Reserve for annuity and retirement benefits:	50,988

Reserve for price fluctuation:	2,466

Software costs:	15,822

Other:	25,182

Subtotal deferred tax assets	296,827

Valuation reserve:	- 13,490

Total deferred tax assets	283,337

Deferred tax liabilities Deferred assets under Article 113

of the Insurance Business Law:	- 430

Unrealized gains on investments, net of tax:	- 253,388

Other:	- 1,442

Total deferred tax liabilities	- 255,260

Deferred tax liabilities — net	- 28,077

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1

(Adjustments)
Increase in valuation reserve	6.6

Non-taxable income including dividends received	- 5.9

Non-deductible expenses including entertainment expenses	2.2

Other	0.9

Effective tax rate	39.9

(Segment Information)

[Business segment information]

For the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(Millions of yen)

		Non-life insurance	Life insurance
		business	business	Total	Eliminations	Consolidated

I	Ordinary income and expenses
	Ordinary income
(1)	Ordinary income to third parties	1,404,269	99,811	1,504,081	64,836	1,439,244
(2)	Intersegment ordinary income	1,310	—	1,310	1,310	—

	Total	1,405,579	99,811	1,505,391	66,146	1,439,244

Ordinary expenses		1,356,504	98,627	1,455,132	66,180	1,388,951

Ordinary profit		49,075	1,183	50,259	33	50,292

II	Assets, amortization and depreciation and capital expenditures
	Assets	6,985,012	369,487	7,354,500	-30,594	7,323,905

	Amortization and depreciation	18,985	114	19,100	—	19,100

	Capital expenditures	12,269	171	12,440	—	12,440

(Notes)	(1)	Business segments are determined based on their actual condition of business in the filing company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

		Non-life insurance business:	Underwriting business and asset management business for non-life insurance
		Life insurance business:	Underwriting business and asset management business for life insurance

	(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the fiscal year ended March 31, 2002 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the consolidated statement of income.

     For the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Millions of yen)

		Non-life insurance	Life insurance
		business	business	Total	Eliminations	Consolidated

I	Ordinary income and expenses
	Ordinary income
(1)	Ordinary income to third parties	1,857,644	133,056	1,990,701	70,321	1,920,379
(2)	Intersegment ordinary income	1,844	—	1,844	1,844	—

	Total	1,859,488	133,056	1,992,545	72,166	1,920,379

Ordinary expenses		1,809,384	133,603	1,942,988	72,166	1,870,821

Ordinary profit or losses		50,104	-547	49,557	—	49,557

II	Assets, amortization and depreciation and capital expenditures
	Assets	6,028,854	479,272	6,508,127	30,513	6,477,614

	Amortization and depreciation	22,415	134	22,549	—	22,549

	Capital expenditures	10,719	47	10,766	—	10,766

(Notes)	(1)	Business segments are determined based on their actual condition of business in the filing company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

		Non-life insurance business:	Underwriting business and asset management business for non-life insurance
		Life insurance business:	Underwriting business and asset management business for life insurance

	(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the fiscal year ended March 31, 2003 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary income for the life insurance business segment is included in and stated as the provision for underwriting reserves on the consolidated statement of income.

	(4)	As stated in 4. (12) of the “Significant Accounting Policies for Preparation of Consolidated Financial Statements”, Mitsui Sumitomo Reinsurance Limited, consolidated overseas subsidiary, has changed its accounting for premiums from the accrual basis to the statement arrival basis for the fiscal year under review. As a result, ordinary income for the non-life insurance business increased by ¥357 million and ordinary profit increased by ¥42 million, respectively.

Such changes were made during the latter semiannual period and accordingly the former accounting method has been applied for the semiannual period ended September 30, 2002. As a result, ordinary income for the non-life insurance business increased by ¥222 million, ordinary profit for the semiannual period ended September 30, 2002 decreased by ¥336 million, respectively in comparison with those prepared according to the new accounting method.

[Geographical segment information]

For the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Since the ratio of “Japan” accounts for more than 90% each of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

For the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
     Same as the above.

[Overseas sales]

For the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

For the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

Same as the above.

[Transactions with the Related Parties]

For the fiscal year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)
Subsidiaries, etc.

			Capital stock
Types of company	Name of company	Address	(¥ million)	Contents of business or occupation

Subsidiary	MITSUI SUMITOMO INSURANCE Loan Service Company, Limited	Chuo-ku, Tokyo	186	Guarantee of debt related to consumer loans and agency of business related to housing loan guarantee

Relationship

							Amount of		Balance at the end
Ratio of ownership of voting			Concurrent assumption of		Principal business	Contents of	transaction		of fiscal year
rights, etc.			office, etc. of officers		or occupation	transactions	(¥ million)	Item	(¥ million)

Direct ownership: Indirect ownership:	10 84	% %	Concurrent assumption: Dispatch: Concurrent assumption: Transfer:	3 7 4	Credit guarantee related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	85,757	—	—

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and MITSUI SUMITOMO INSURANCE Loan Service Company, Limited have entered into an agreement related to comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company has been guaranteed pursuant thereto.

(Note)	The Company receives a guaranteed liabilities from MITSUI SUMITOMO INSURANCE Loan Service Company, Limited with regard to loans such as housing loans, etc. to third parties.

For the fiscal year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)
Subsidiaries, etc.

			Capital stock
Types of company	Name of company	Address	(¥ million)	Contents of business or occupation

Subsidiary	MITSUI SUMITOMO INSURANCE Loan Service Company, Limited	Chuo-ku, Tokyo	186	Credit guarantee related to consumers’ loan and agency of business related to housing loan guarantee

Relationship

							Amount of		Balance at the end
Ratio of ownership of voting			Concurrent assumption of		Principal business	Contents of	transaction		of fiscal year
rights, etc.			office, etc. of officers		or occupation	transactions	(¥ million)	Item	(¥ million)

Direct ownership: Indirect ownership:	10 84	% %	Dispatch: Concurrent assumption: Transfer:	5 7 2	Credit guarantee related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	85,800	—	—

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and MITSUI SUMITOMO INSURANCE Loan Service Company, Limited have entered into an agreement related to a comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company is to be guaranteed pursuant thereto.

(Notes)	The Company receives a guaranteed liabilities from MITSUI SUMITOMO INSURANCE Loan Service Company, Limited with regard to loans such as housing loans, etc. to third parties.

(Per share data)

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003

Net assets per share:	¥869.82	Net assets per share:	¥717.74
Basic net income per share:	¥14.44	Basic net income per share:	¥22.46
Diluted net income per share:	¥13.66	Diluted net income per share:	¥21.35

The “Accounting Standards regarding Current Net Income Per Share (Corporate Accounting Standards No. 2)” and “Guideline for Application of Accounting Standards Regarding Current Net Income Per Share (Guideline for Application of Corporate Accounting Standards No. 4)” has been applied for the fiscal year under review. In the event that such new accounting standards and guideline are applied for the fiscal year ended March 31, 2002, the per share data is as follows:

Net assets per share:	¥869.77
Basic net income per share:	¥14.37
Diluted net income per share:	¥13.59

(Note)	The basis for calculation of basic and diluted net income per share are as follows:

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
	(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

Basic net income per share
Net income for the fiscal year (Millions of yen)	—	32,812
Amounts not attributable to common stock (Millions of yen)	—	80
(Officers’ bonuses by appropriation of retained earnings) (Millions of yen)	(—)	(80)
Net income attributable to shares of common stock (Millions of yen)	—	32,732
The average number of shares outstanding during the fiscal year (Thousand shares)	—	1,457,297
Diluted net income per share
Adjustments to net income (Millions of yen)	—	684
(Interest paid (net of tax)) (Millions of yen)	(—)	(525)
(Commissions (net of tax)) (Millions of yen)	(—)	(158)
Increase in common stock (Thousand shares)	—	107,250
(Convertible bonds) (Thousand shares)	(—)	(107,250)
Summary of latent shares which were not included in the calculation of diluted net income per share, as they have no diluted effects	—	Not applicable

(Important Subsequent Events)

For the fiscal year ended	For the fiscal year ended
March 31, 2002	March 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

The filing company has been granted authorization from the Minister of Health, Labor and Welfare for exemption from the duty of future payment for the substituted portion of the welfare annuity fund as of April 1, 2003 as a result of the enforcement of the Defined Benefit Corporate Pension Law.

The filing company plans to recognize the difference arising from the retirement benefit obligation with respect to the substituted portion and an amount equivalent to the refunded plan assets as income or loss on the filing company’s financial statements on the date that the substituted portion is returned. The interim measures prescribed by Paragraph 2, Section 47 of the “Guidelines for the Practice of Retirement Benefit Accounting (interim report)” (Report No. 13, Accounting System Committee, The Japanese Certified Public Accountants) will not be applied.

In the light of fluctuations in the fair values of plan assets held by the filing company and undecided refundable amount of plan assets, the actual amount to be recognized as income or loss on the date that the substituted portion is returned, has not yet been determined. If the said Guidelines were applied, the impact on the settlements of accounts of the filing company would be approximately ¥33 billion (extraordinary income) on a trial basis.

-5-	[Consolidated Attached Statements]

a.	[List of Bonds]

			Amount outstanding	Amount outstanding
			as of March 31,	as of March 31,	Interest
Name of company	Issue	Issue date	2002 (Millions of yen)	2003 (Millions of yen)	rate (%)	Security	Maturity date

Filing company	The 2nd, No. 2 unsecured convertible bonds	Dec. 14, 1987	12,850	—	1.6 per annum	None	March 31, 2003
Filing company	The 3rd unsecured convertible bonds	Aug. 4, 1994	49,998	—	0.7 per annum	None	March 31, 2003
Filing company	The 4th, No. 2 unsecured convertible bonds	Aug. 10, 1995	22,250	22,250 (22,250)	1.2 per annum	None	March 31, 2004

Total	—	—	85,098	22,250	—	—	—
				(22,250)

(Notes)	1	The amount stated in the parenthesis of the above column “amount outstanding as of March 31, 2003” presents the current portion of convertible bonds to be redeemed within one year.

	2	The statement concerning convertible bonds is indicated in the table below.

			Shares issued	Amount which is
			upon	transferred to
Issue	Conversion period	Conversion price	conversion	common stock

The 4th, No. 2 unsecured convertible bonds	From September 1, 1995 to March 30, 2004	¥667.90 per share	Shares of common stock	¥334

3.	The amount to be redeemed within five years after the closing date of the consolidated settlement of accounts.

	Over 1 year but	Over 2 years but	Over 3 years but	Over 4 years but
Within 1 year	less than 2 years	less than 3 years	less than 4 years	less than 5 years
(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)

22,250	—	—	—	—

b.	[List of Loans Payable]

	Amount outstanding	Amount outstanding	Average
	as of March 31,	as of March 31,	interest
	2002	2003	rate
Items	(Millions of yen)	(Millions of yen)	(%)	Repayment period

Short-term loans payable	—	147	0.75	—
Current portion of long-term loans payable	1,300	250	1.70	—
Long-term loans payable				November 30, 2004 -
(excluding current portion of long-term loans payable)	250	1,100	1.22	December 30, 2005
Other interest bearing debt				March 31, 2005 -
Long-term deposit (over 1 year)	125	125	1.00	March 31, 2009

Total	1,675	1,622	—	—

Notes:	1	Loans payable stated in the above lists are included in “Other liabilities” of the consolidated balance sheet.

	2	“Average interest rate” is represented by the weighted average interest rate for the outstanding amount of loans as at the end of the fiscal year.

	3	The estimated amount to be repaid for the long-term loans and other interest bearing debts (excluding the current portion of long-term loans to be redeemed within one year) within five years following the settlement of consolidated accounts are stated as below.

	Over 1 year but	Over 2 years but	Over 3 years but	Over 4 years but
	less than 2 years	less than 3 years	less than 4 years	less than 5 years

Long-term loans payable (Millions of yen)	600	500	—	—
Other interest bearing debts (Millions of yen)	50	50	—	—

(2)	[Others]

Not applicable.

- End -